UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

FELDMAN MALL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

314308107

(CUSIP Number)

Chip Patterson Senior Vice President and General Counsel MacKenzie Patterson Fuller, LP 1640 School Street Moraga, CA 94556 (925) 631-9100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314308107
1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) MacKenzie Patterson Fuller, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California Address of Principal Office: 1640 School Street, Moraga, CA 94556
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 1,180,541
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 1,180,541
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,180,541(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(2)
14.	Type of Reporting Person (See Instructions) PN
(1) The number of shares reported as beneficially owned is as of August 19, 2008.  The shares reported consists of shares owned by:  MacKenzie Patterson Special Fund 5, LLC, MP Income Fund 12, LLC, MP Value Fund 6, LLC, MPF DeWaay Fund 5, LLC, MPF DeWaay Fund 6, LLC, MPF Flagship Fund 11, LLC, MPF Flagship Fund 12, LLC, MPF Income Fund 23, LLC, MPF Senior Note Program I, LP, MPF Senior Note Program II, LP, MPF Special Fund 8, LLC, MPF Special Fund 9, LLC, Real Estate Securities 1983, LP, and SCM Acquisition Fund, LLC, for all of which MacKenzie Patterson Fuller, LP (or its affiliates) is the manager or general partner.

(2) The percentage is calculated based on a total of 13,001,537 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of May 8, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 27, 2008.

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Item 1 Security and Issuer
          This statement relates to the common stock, $0.01 par value (the “Shares”), of Feldman Mall Properties, Inc. (the “Company”). The principal executive offices of the Company are located at 1010 Northern Blvd., Suite 314, Great Neck, NY 11021.

Item 2 Identity and Background

          This statement is being filed by MacKenzie Patterson Fuller, LP, a California Limited Partnership (“MPF”). MPF’s principal business address is 1640 School Street, Moraga, California, 94556.

Item 3 Source and Amount of Funds or Other Consideration

          The total amount of funds required by MPF to acquire the Shares was $2,307,345.52. Each of the MPF affiliates used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4 Purpose of Transaction

          MPF acquired the Shares for investment purposes, but has now changed its intent.  MPF has sent a letter of intent to the Company’s board of directors offering to purchase up to 100% of the Shares it does not already own pursuant to a tender offer to be launched after a 60-day due diligence period, if the Company accepts MPF’s proposal.  MPF has made this proposal because it feels that the Shares are trading at a price that is significantly below their net asset value, and it is concerned that opportunistic buyers may attempt to acquire the Company at a price much lower than MPF’s price.

Item 5 Interest in Securities of the Issuer

          (a) MPF owns 1,180,541 Shares, which represent 9.1% of the issued and outstanding Shares.
          (b) MPF possesses the sole power to vote and dispose of the Shares described in Item 5(a) herein.
          (c) During the past sixty days, beginning June 18, 2008, through August 18, 2008, MPF has effected the following transactions in the Company’s Shares, each via the NYSE NYSE and the OTC Bulletin Board (the latter from and after July 7, 2008):

Date of Transaction	Shares	Price Per Share
6/20/2008	15,300	$1.35
6/20/2008	4,200	$1.35
6/20/2008	7,525	$1.40
6/23/2008	17,975	$1.38
6/23/2008	9,401	$1.40
6/24/2008	26,597	$1.40
6/24/2008	45,000	$1.40
6/24/2008	22,599	$1.40
6/27/2008	18,403	$1.45
7/3/2008	13,700	$0.72
7/3/2008	700	$0.75
7/3/2008	21,730	$0.85
7/3/2008	1,002	$0.85
7/8/2008	75,000	$0.77
7/8/2008	100,000	$0.77
7/11/2008	5,000	$0.70
7/14/2008	5,000	$0.67
7/15/2008	4,000	$0.63
7/15/2008	5,000	$0.64
7/18/2008	5,000	$0.54
7/29/2008	57,694	$0.31
7/30/2008	70,600	$0.33
7/31/2008	33,706	$0.33
7/31/2008	65,294	$0.33
8/1/2008	59,000	$0.33
8/1/2008	34,706	$0.33
8/4/2008	55,000	$0.33
8/5/2008	55,000	$0.33
8/6/2008	16,284	$0.33
8/6/2008	56,000	$0.33
8/12/2008	27,000	$0.45
8/19/2008	1,400	$0.50
8/19/2008	1,800	$0.50

          (d) No person is known to have the right to receive or the powers to direct the receipt of dividends from, or the proceeds from the sale of the Shares.
          (e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          There are no agreements or understandings, other than those addressed herein, between MPF and the Company or between MPF and any other person.

Item 7 Exhibits
          1.  Letter of Intent dated August 19, 2008 to the Company.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and complete and correct.

Dated: August 19, 2008	Mackenzie Patterson Fuller, LP

/s/ Chip Patterson
	Name:	Chip Patterson
	Title:	Sr. Vice President and general counsel